Exhibit 99.2

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA OR AUSTRALIA, SOUTH AFRICA, JAPAN OR IN ANY OTHER JURISDICTION IN WHICH, OR TO PERSONS IN ANY JURISDICTION TO WHOM, SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Planegg/Munich, Germany, October 13, 2020

MorphoSys AG Successfully Places EUR 325 Million Convertible Bonds

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today successfully placed unsubordinated, unsecured convertible bonds due 2025 in an aggregate principal amount of EUR 325 million. The bonds will be convertible into new and/or existing no-par value ordinary bearer shares of MorphoSys. The pre-emptive rights (Bezugsrechte) of existing shareholders of the Company to subscribe for the convertible bonds were excluded.

Jean-Paul Kress, M.D., Chief Executive Officer, said: “We are pleased with the success of the convertible bond issuance enabling MorphoSys to achieve highly attractive terms: a low coupon combined with a significant conversion premium allowing to set the conversion price close to MorphoSys’ all-time share price high. The strong and high-quality demand achieved with this transaction, allowing us to optimize financing terms today, is a further testimony of investor support and belief in MorphoSys’ long-term growth prospects.”

The convertible bonds with a denomination of EUR 100,000 each will be issued at 100% of their principal amount. Unless previously converted, redeemed or repurchased and cancelled, the convertible bonds will be redeemed at their principal amount on October 16, 2025. The convertible bonds were priced with a coupon of 0.625% per annum, payable semi-annually in arrear. The conversion price was set at EUR 131.29 representing a conversion premium of 40.0% above the reference share price of EUR 93.7766, being the volume-weighted average price (VWAP) of the shares on XETRA between launch and pricing.

The Company may redeem all, but not some only, of the convertible bonds outstanding at their principal amount plus accrued interest with effect on or after November 6, 2023 if the price of the Company’s share is equal to or exceeds 130% of the prevailing conversion price on each day within a certain period, or if less than 20% of the aggregate principal amount of the convertible bonds originally issued are outstanding.

The convertible bonds were offered by way of an accelerated bookbuilding process to institutional investors outside the United States of America and any other jurisdiction in which offers or sales of the convertible bonds would be prohibited by applicable law.

Settlement of the offering is expected to take place on or around October 16, 2020. The Company intends to arrange for the convertible bonds to be included to trading on the Open Market Segment (Freiverkehr) of the Frankfurt Stock Exchange shortly thereafter.

Use of Proceeds

The proceeds from the issue of the convertible bonds will be used for general corporate purposes, including proprietary development, inlicensing and/or M&A transactions.

Lock-up

The Company has agreed to a lock-up of 90 calendar days following the settlement of the offering, subject to customary exemptions.

Goldman Sachs International and J.P. Morgan acted as Joint Global Coordinators and Joint Bookrunners on the transaction.

Disclaimers

This announcement may not be published, distributed or transmitted, directly or indirectly, in the United States of America (including its territories and possessions), Japan, Australia or any other jurisdiction where such announcement could be unlawful. The distribution of this announcement may be restricted by law in certain jurisdictions and persons who are in possession of this document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer of, or a solicitation of an offer to purchase, securities of the Company or of any of its subsidiaries in the United States of America, Germany or any other jurisdiction. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, an offer in any jurisdiction. The securities offered will not be and have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to a U.S. Person absent registration or an applicable exemption from the registration requirements under the Securities Act.

In the United Kingdom, this announcement is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Order (high net worth companies, unincorporated associations, etc. (all such persons together being referred to as “Relevant Persons”)). This document must not be acted on, or relied upon, by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

In member states of the European Economic Area the placement of securities described in this announcement is directed exclusively at persons who are “qualified investors” within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (Prospectus Regulation).

The convertible bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the UK. For these purposes, a “Retail Investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MIFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of article 4(1) of MIFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the convertible bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the convertible bonds or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation.

No action has been taken that would permit an offering or an acquisition of the securities or a distribution of this announcement in any jurisdiction where such action would be unlawful. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute a recommendation concerning the placement. Investors should consult a professional advisor as to the suitability of the placement for the person concerned.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding tafasitamab’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 27 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has ~500 employees.

More information at www.morphosys.com or MorphoSys-US.com.

Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech.

For more information, please contact:

MorphoSys AG

Dr. Anja Pomrehn

Senior Vice President

Tel: +49 (0)89 / 899 27 26972

anja.pomrehn@morphosys.com

Dr. Julia Neugebauer

Director

Tel: +49 (0)89 / 899 27 179

julia.neugebauer@morphosys.com